UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2026

Harry Culham
Chief Executive Officer
Canadian Imperial Bank of Commerce
81 Bay Street, CIBC Square
Toronto, Ontario, Canada M5J 0E7

**Re: Canadian Imperial Bank of Commerce
Registration Statement on Form F-3
Filed March 06, 2026
File No. 333-294072**

Dear Harry Culham:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Robert Arzonetti at 202-551-8819 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Anna T. Pinedo